SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No.  )*

Prana Biotechnology Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

739727105
(CUSIP Number)

March 22, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739727105		13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,286,864
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,286,864
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,864
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 739727105		13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,286,864
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,286,864
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,864
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 739727105		13G	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,286,864
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,286,864
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,864
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Prana Biotechnology Limited, an Australian corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management (Tang Capital Partners, Tang Capital Management and Kevin C. Tang shall hereinafter be referred to as the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4401 Eastgate Mall, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares (the "Ordinary Shares")

Item 2(e).	CUSIP Number: 739727105

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tang Capital Partners, LP.  Tang Capital Partners is the beneficial owner of 4,886,864 Ordinary Shares, and has the right to acquire an additional 3,400,000 Ordinary Shares upon exercise of options it holds.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 8,286,864 Ordinary Shares beneficially owned or acquirable by Tang Capital Partners. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang.  Kevin C. Tang may be deemed to beneficially own the 8,286,864 Ordinary Shares beneficially owned or acquirable by Tang Capital Partners. Mr. Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

Page 5 of 8 Pages

(b)	Percent of Class:

	Tang Capital Partners	3.0%
	Tang Capital Management	3.0%
	Kevin C. Tang	3.0%

As of March 22, 2011, each of the Reporting Persons may have been deemed to be the beneficial owner of the 13,600,000 Ordinary Shares and options to purchase 3,400,000 Ordinary Shares beneficially owned by Tang Capital Partners.  Therefore, as of March 22, 2011, each of the Reporting Persons may have been deemed to beneficially own 6.2% of the Ordinary Shares of the Issuer.  As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of 4,886,864 Ordinary Shares and options to purchase 3,400,000 Ordinary Shares, and as such, are no longer beneficial owners of more than 5% of the Issuer’s Ordinary Shares. The percentages used herein are based upon 272,637,203 Ordinary Shares outstanding as of April 1, 2011 (242,037,203 Ordinary Shares issued and outstanding as of December 31, 2010, as reported on the Issuer's Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on March 31, 2011, and 27,200,000 new Ordinary Shares subsequently issued in a private placement, as reported on the Issuer's Form 6-K, filed with the SEC on March 24, 2011, plus an additional 3,400,000 Ordinary Shares issuable upon exercise of the options beneficially owned by the Reporting Persons).

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(ii)	shared power to vote or to direct the vote:

		Tang Capital Partners	8,286,864 shares
		Tang Capital Management	8,286,864 shares
		Kevin C. Tang	8,286,864 shares

	(iii)	sole power to dispose or to direct the disposition of:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(iv)	shared power to dispose or to direct the disposition of:

		Tang Capital Partners	8,286,864 shares
		Tang Capital Management	8,286,864 shares
		Kevin C. Tang	8,286,864 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 1, 2011

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages